

May 2, 2017

Bruce L. Tanner
Chief Financial Officer
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817-1877

      Re: **Lockheed Martin Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 9, 2017
             File No. 001-11437

Dear Mr. Tanner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Lyn Shenk

                       Lyn Shenk
                       Branch Chief
                       Office of Transportation and Leisure